SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Corporate Events Calendar
2009

04/14/2009

Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Director of Investor Relations (CFO)	Name: Carlos José Fadigas de Souza Filho
E-mail: braskem-ri@braskem.com.br
Phone: (+55 11) 3576-9661 / 3576-9531
Fax: (+55 11) 3576-9532
Responsible for Investor Relations Area (IRO)	Name: Luciana Paulo Ferreira
E-mail: luciana.ferreira@braskem.com.br
Phone: (+55 11) 3576-9531
Fax: (+55 11) 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia Jornal A Tarde (Bahia) Jornal Valor Econômico

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2008
Event	DATE
Accessible to Stockholders	03.05.2009
Publication	03.06.2009
Submission to BOVESPA	03.05.2009

Standardized Financial Statement (DFP), as of 12/31/2008
EVENT	DATE
Submission to BOVESPA	03.05.2009

Annual Financial Statement, in 20F Form, as of 12/31/2008
EVENT	DATE
Submission to BOVESPA	06.30.2009

Annual Financial Statements – IAN, as of 12/31/2008
EVENT	DATE
Submission to BOVESPA	04.30.2009

Quarterly Financial Statements – ITR
EVENT - Submission to BOVESPA	DATE
Referring to 1st quarter 2009	05.06.2009
Referring to 2nd quarter 2009	08.12.2009
Referring to 3rd quarter 2009	11.04.2009

Quarterly Information in English
EVENT – Submission to BOVESPA	DATE
Referring to 1st quarter 2009	05.11.2009
Referring to 2nd quarter 2009	08.17.2009
Referring to 3rd quarter 2009	11.09.2009

1

Ordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice	03.31.2009
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03.31.2009
Ordinary and Extraordinary Shareholders Meeting (1st Call Notice)	04.15.2009
Submission of the Minutes of the Ordinary and Extraordinary Shareholders Meeting to BOVESPA	04.15.2009

Extraordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice of ESM 04.30.2009	04.15.2009
Submission of the Call Notice of ESM 04.30.2009 to BOVESPA accompanied by the Administrative Proposal, when available	04.14.2009
Extraordinary Shareholders Meeting (1st Call Notice) 04.30.2009	04.30.2009
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	04.30.2009

Meetings with Analysts, open to the Public
EVENT – (BR ET)	DATE
Meetings with analysts in São Paulo / SP Hotel Intercontinental SP – Alameda Santos, 1123 - Jardins	03.11.2009 5:00 / 8:00 PM
Meetings with analysts in Rio de Janeiro / RJ Centro de Convenções Mourisco – Praia de Botafogo, 501 - Botafogo	03.13.2009 08:30 / 11:30 AM
Meetings with analysts in Porto Alegre / RS Hotel Sheraton - Rua Olavo Barreto Viana, 18 – Moinhos de Vento	03.17.2009 5:00 / 8:00 PM
Meetings with analysts in São Paulo / SP	05.12.2009 08:30 / 11:30 AM
Meetings with analysts in São Paulo / SP	08.18.2009 16:30 / 19:30 AM
Meetings with analysts in São Paulo / SP	11.10.2009 08:30 / 11:30 AM

Conference Call (optional)
EVENT	DATE
National and International Conference Call	03.05.2009
National and International Conference Call	05.07.2009
National and International Conference Call	08.13.2009
National and International Conference Call	11.05.2009

Board of Directors Meeting
EVENT	DATE
Referring to Fiscal Year 2008	03.04.2009
Inclusion of co-issuer in the Company's issuances
Merger of Petroquímica Triunfo into Braskem	04.14.2009
Referring to 1st quarter 2009	05.05.2009
Referring to 2nd quarter 2009	08.11.2009
Referring to 3rd quarter 2009	11.03.2009
Submission of the Minutes of the Board of Directors Meeting to BOVESPA Year 2008	03.04.2009
Submission of the Minutes of the Board of Directors Meeting to BOVESPA/04.01.2009	04.01.2009
Submission of the Minutes of the Board of Directors Meeting to BOVESPA/04.14.2009	04.14.2009
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 1Q08	05.05.2009
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 2Q08	08.11.2009
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 3Q08	11.03.2009

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.